UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Titan Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

888314

(CUSIP Number)

Seow Gim Shen

The Sire Group Ltd.

No. 4, Franky Building, Providence Industrial Estate, Mahe, Seychelles]

Tel No.: +6012 484 4444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888314

1.	Names of Reporting Persons. The Sire Group Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Seychelles
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,001,757*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,001,757*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,001,757*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7%*
14.	Type of Reporting Person (See Instructions) CO

*	Shares issuable upon conversion of Series AA Convertible Preferred Stock (“Preferred Stock”).. Amounts determined in accordance with Rule 13d-3, based upon 15,016,295 shares stated to be outstanding and conversion limitations included in Preferred Stock.

CUSIP No. 888314

1.	Names of Reporting Persons. Seow Gim Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,001,757*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,001,757*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,001,757*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7*
14.	Type of Reporting Person (See Instructions) IN

*	Shares issuable upon conversion of Series AA Convertible Preferred Stock (“Preferred Stock”).. Amounts determined in accordance with Rule 13d-3, based upon 15,016,295 shares stated to be outstanding and conversion limitations included in Preferred Stock.

Item 1. Security and Issuer.

This statement relates to the Common Stock of Titan Pharmaceuticals, Inc. (the “Issuer”) issuable upon conversion of 950,000 shares of the Issuer’s Series AA Convertible Preferred Stock (“Preferred Stock,” and, with the Common Stock, the “Securities”). The address of the Issuer’s principal executive offices is 400 Oyster Point Blvd., Suite 505, South San Francisco CA 94080.

Item 2. Identity and Background.

The persons filing this statement are The Sire Group, Ltd. (“Sire”), a Republic of Seychelles corporation, the principal business of which is investment holdings and information technology services, and Seow Gim Shen, Sire’s founder, sole shareholder, and Chief Executive Officer. Seow Gim Shen is a .citizen of Malaysia. Sire has no other executive officers or directors. The business address of the reporting persons is No. 4, Franky Building, Providence Industrial Estate, Mahe, Seychelles.

During the last five years, none of the person identified above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used for the purchase of the Securities was $5,000,000 of Sire’s cash and a $4,500,000 principal amount promissory note payable to the Issuer.

Item 4. Purpose of Transaction.

On September 13, 2023, Sire and the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which Sire purchased 950,000 shares of the Preferred Stock from the Issuer, at a price of $10.00 per share, for an aggregate purchase price of $9,500,000. The purchase price consists of (i) $5 million in cash at closing and (ii) $4.5 million in the form of a promissory note from Sire, personally guaranteed by Seow Gim Shen, due and payable on September 23, 2023, subject to two 10-day extensions, which include additional payments of $50,000 for each extension. The terms, rights, obligations and preferences of the Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights of Series AA Convertible Preferred Stock of the Company (the “Certificate of Designations”), filed with the Secretary of State of the State of Delaware on September 13, 2023.

Under the Certificate of Designations, each share of Preferred Stock will be convertible, at the holder’s option, at any time, into shares of Common Stock at a conversion rate equal to the quotient of (i) the stated value of such share divided by (ii) the initial conversion price of $0.466, subject to specified adjustments as set forth in the Certificate of Designations. Based on the initial conversion rate, approximately 20,386,266 shares of the Company’s common stock would be issuable upon conversion of all the shares of Preferred Stock, when issued, assuming the absence of in-kind dividends. The Preferred Stock contains limitations that prevent Sire from acquiring the lesser of (i) the maximum percentage of Common Stock permissible under the rules and regulations of The Nasdaq Stock Market without first obtaining shareholder approval or (ii) 3,001,757 shares, being 19.99% of the number of shares outstanding immediately before issuance of the Preferred Stock.

A holder of Preferred Stock is entitled to receive dividends equal (on an as-if-converted-to-Common-Stock basis) to and in the same form as dividends actually paid on the Common Stock. No other dividends will be paid on the Preferred Stock. At the option of the holder, shares of Preferred Stock may be converted at any time into that number of shares of Common Stock at the conversion price set forth above. Without approval of holders of a majority of the outstanding Preferred Stock, the Issuer may not alter or change adversely the powers, preferences or rights given to the Preferred Stock, (b) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Preferred Stock, (c) increase the number of authorized shares of Preferred Stock, (d) enter into or consummate any Fundamental Transaction, as defined in the Certificate of Designations, or (e) enter into any agreement with respect to any of the foregoing. In the event of any liquidation, dissolution or winding up of the Issuer, a holder of the Preferred Stock will be entitled to receive the same amount that the holder would receive if the holder had converted the Preferred Stock to Common Stock, which amounts shall be paid pari passu with all holders of Common Stock.

Pursuant to the Purchase Agreement, directors David Lazar and Peter Chasey submitted their resignations from the Issuer’s Board of Directors, to be effective immediately upon the appointment of two replacement directors designated by Sire to fill the vacancies and to be appointed to the Board’s nominating committee; and the Company will hold its annual meeting for the election of directors by April 30, 2024. Mr. Lazar will remain as the Company’s Chief Executive Officer. The purpose of the purchase of the Securities is with a view to a business combination between the Issuer and a company deemed suitable by Sire. The reporting persons have discussed the feasibility of such a transaction with the Issuer and Choong Choon Hau, who filed a Schedule 13D on July 21, 2023, with respect to the Issuer’s common stock.

Item 5. Interest in Securities of the Issuer.

(a) - (b)

The responses of the reporting persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of shares of Common Stock are incorporated herein by reference.

The responses of the reporting persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the amount of Common Stock as to which the reporting persons have sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of are incorporated herein by reference.

(c)	Except as set forth in this Statement, the reporting persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Statement.

(d)	No person other than Sire has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by Sire, as reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In addition to the disclosures in Item 4, pursuant to the Purchase Agreement, Sire and the Issuer entered into a Registration Rights Agreement, in which the Issuer agreed, upon the occurrence of certain events set forth therein, to register, for resale, the Common Stock beneficially owned by Sire, as reported in this Statement.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Certificate of Designations (incorporated by reference to Exhibit 4.1 to the Issuer’s current report on Form 8-K, dated September 18, 2023)

2	Securities Purchase Agreement, dated September 13, 2023, Sire and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K, dated September 18, 2023).

3	Registration Rights Agreement, dated September 13, 2023, Sire and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K, dated September 18, 2023).

4	Promissory Note, dated September 13, 2023, made by Sire to the Issuer.

5	Joint Filing Agreement, dated September 25, 2023, between Sire and Seow Gim Shen.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2023	THE SIRE GROUP LTD.

	By:	/s/ Seow Gim Shen
Seow Gim Shen
Chief Executive Officer

/s/ Seow Gim Shen
Seow Gim Shen